Davis Commodities Limited

August 31, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Patrick Kuhn
Theresa Brillant
Nicholas Nalbantian
Mara Ransom

Re:	Davis Commodities Limited
Amendment No. 4 to Registration Statement on Form F-1
Filed August 23, 2023
File No. 333-270427

Ladies and Gentlemen:

This letter is in response to the letter dated August 30, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Davis Commodities Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment No. 5 to the Registration Statement on Form F-1 is being filed to accompany this letter.

Cover Page

1. We note your intent to register a resale transaction using a separate resale prospectus. Because you do not intend to use the resale prospectus unless and until the primary offering is complete and NASDAQ listing is approved, revise to ensure the prospectus reflects that those events have taken place. For example, revise to remove the initial public offering range and your statement that there is no public market for the Company's Ordinary Shares given that you expect a market to be available when you use this prospectus. In this regard, Instruction 2 to Item 501(b)(3) of Regulation S-K requires disclosure explaining the method by which the price will be determined and indicating the trading market and the market price of the securities as of the latest practicable date.

In response to the Staff’s comments, we have amended the disclosure in the resale prospectus on the cover page and under the heading “Selling Shareholders’ Plan of Distribution” to clarify that the Resale Shares will be sold concurrently with the Company’s initial public offering shares and from time to time thereafter.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Li Peng Leck
Name:	Li Peng Leck
Title:	Executive Chairwoman and Executive Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC